Exhibit 99.1

Immuron Presents NASH Interim Results at BioShares Conference

Melbourne, Australia, 7 August 2017: Australian biopharmaceutical company, Immuron Limited (ASX:IMC; NASDAQ:IMRN), is please to provide investors with a copy of its recent presentation slide deck showcased at the 2017 BioShares Biotech Summit conference held in Queenstown, New Zealand.

CEO, Dr Jerry Kanellos, presented clinical data from the Company’s recent interim analysis report from the IMM-124E Phase II study in NASH during the Fibrosis session entitled “Insights to Fibrosis Drug Discovery and Development”.

A copy of the presentation slide deck is appended to this announcement.

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COMPANY CONTACT:	US INVESTORS RELATIONS:
Jerry Kanellos	Jon Cunningham
Chief Executive Officer	RedChip Companies, Inc.
AUS Ph: + 61 (0)3 9824 5254	US Ph: +1 (407) 644 4256, (ext. 107)
jerrykanellos@immuron.com	jon@redchip.com

AUSTRALIA INVESTORS RELATIONS:	US PUBLIC RELATIONS:
Peter Taylor	Eric Fischgrund
NWR Communications	FischTank - Marketing and PR
AUS ph: Ph: +61 (0)4 1203 6231	US Ph: +1 (646) 699 1148
peter@nwrcommunications.com.au	eric@fischtankpr.com

ABOUT IMMURON:

Immuron Limited (NASDAQ: IMRN; ASX: IMC), is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travellers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase 2 clinical trials for NASH, ASH and Pediatric NAFLD. Immuron’s second clinical stage asset, IMM-529, is targeting C. difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

www.immuron.com

Immuron Limited

Developing Therapies that Fundamentally Change the Paradigms of Care

July 2017

immuron
ASX:IMC NASDAQ:IMRN

Oral Immunotherapy: Scalable, Disruptive Technology

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Vaccines Are Developed

2
Antibodies Are Harvested from Colostrum

Antigen Specific Antibodies (IgG and IgG1) + Adjuvants

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Broad Therapeutic Effect

Induction of regulatory T-cells

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Clearance of Targeted GUT Pathogens

- Reduced gut and blood pathogens responsible for initiating inflammation
- Reduces systemic inflammation
- Lowers organ injury
- Not associated with general immune suppression
- Generally Regarded as Safe (GRAS)

Competitive Advantage

- **Platform capable of spawning multiple drugs** → Long-term value creation
- **Regulated as biologics by the FDA** → 12 years exclusivity in the US for each approval
- **Significant hurdles to generic biosimilar entry** → No pharmacokinetic baseline; Mixture (e.g., Copaxone)
- **Safety established** → Generally Regarded As Safe (GRAS)

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NASH (Non-Alcoholic Fatty Liver) Pathophysiology

NASH – Pathophysiology

INJURY
- Virus
- Alcohol
- Drug
- Toxins and chemicals
- Pesticides
- Glucose
- FFA
FIBROSIS
CIRRHOSIS
INJURY
NAC
TNF-α, IL-6, IL-1, VEGF
NK cell
T cell
B cell
Dendritic cell
ECM syntheses
NF-κB
GSH
Hepatocyte
TNF-R
ROS
Kupffer Cells
IL-8, MCP-1
ROS and TGFβ1, PDGF
Apoptotic bodies
Quiescent HSCs
TGFβ
TNFα
INFγ
IL 6
ROS
MDA/HNE
Cytokines
Proliferation
Contractility
PDGF
VEGF
Myofibroblast

- Blood derived antigens (including circulating LPS) determines tolerance vs. inflammation
- Kupffer cells play a key role in liver inflammation and fibrosis
- Tregs hold a key role in tolerance (homeostasis)
- Much like hepatic tolerance the gut immune system can promote anti-inflammatory effect

Source: Adapted from Cohen-Naftaly; Scott L. Friedman, 2011

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IMM-124E in NASH (Non-Alcoholic Fatty Liver)

- **Targeted antibodies mediate broad anti-inflammatory mechanism of action**
  - Upstream Effect: **LPS-TLR4 pathway**
  - Downstream: **Anti-inflammatory through both innate and adaptive immune systems** (e.g., the induction of regulatory T-cells to control and inhibit excess inflammation)
- Strong **anti-fibrotic effect** demonstrated with CCl4 model
- **Unique competitive profile due to safety/MOA:**
  - Addresses **multi-factorial** nature of NASH
  - Potential for **broad combination use**
  - Safety profile supporting of **long-term chronic use**
  - Potential to **expand to mild/moderate** populations
- **Market exclusivity** (biologics; High barriers to generic biosimilar entry)

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IMM-124E – Summary of Data

Prevention of Fibrosis and Improvement in Metabolic & Inflammatory Markers

CCl4 Fibrosis Studies

- **Carbon-Tetrachloride (CCl4) a non-disease related fibrosis model**
- **Aim:** To demonstrate effects of IMM-124E on Fibrosis caused by Intraperitoneal CCl4
- **Results:**
  - Marked **reduction in Liver Fibrosis and Inflammation** on Histology
  - Marked reduction on Liver Damage markers (i.e. ALT, Bilirubin etc.)
  - Marked **reduction in Liver Activated Macrophages (F4/80 high)**

Ob-Ob Mice

- **Model represents the Metabolic syndrome**
- **Aim:** To demonstrate the effect of IMM-124E or **anti-LPS IgG** (derived from IMM-124E)
- **Results:**
  - Anti-LPS IgG considerable reduces ALT level
  - Improved metabolic status for IG and IMM-124E treated mice (i.e. TG, Fasting Glucose and OGTT)
  - **Anti-inflammatory shift: Decreased TNF-α and increase splenic NKT cells**

Phase 1/2 Clinical Studies

- **Aim: To show safety and efficacy of IMM-124E Biopsy Proven NASH Patients**
- **Population:** 10 subjects with biopsy proven NASH and Type 2 Diabetes
- **Results:**
  - Improved Metabolic status (e.g. HbA1c, HOMA OGTT) GLP1 and Adiponectin
  - Improved Liver status (e.g. ALT)
  - **Proof of concept: increase in Circulatory Regulatory T-Cell**

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IMM-124E in NASH (Non-Alcoholic Fatty Liver)

IMM-124E
Liver:
• Activated Kupffer Cells ↓ (F4/80 macrophages)
• Fibrosis and Inflammation ↓
Gut:
• Intestinal LPS ↓
• Intestinal Permeability ↓
• Tolerance – Activation of Innate system to suppress inflammation (NKT, DC, macrophages)
Serum:
• Insulin resistance ↓
• Circulating LPS ↓
• TGF-β ↑
• TNF-α ↓
• IL-2, IL-6, IL-10, IL-12
• Treg ↑ (CD4, CD25, FoxP3)

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IMM-124E: Fatty-Liver Portfolio – 3 Phase II Trials

Three Ongoing Phase 2 Programs: NASH, ASH and Pediatric NAFLD

Program	Details
NASH	• Lead Principal Investigator: Arun Sanyal; Former President of AASLD (American Association for the Study of Liver Diseases) and current Chair of the Liver Study Section at the NIH (National Institute of Health) • Multi-center, double-blinded, placebo controlled trial; 25 sites running in US, Australia and Israel • Fully recruited: 134 patients with biopsy proven NASH • Primary endpoint: changes in liver fat content confirmed by MRI; changes in ALT (liver enzymes) • 3 arms: placebo, high dose and low dose • Timing: topline results by 4Q 2017
ASH	• NIH funded; sponsored by University of Virginia • Expected enrollment: 66 patients • Endpoint: ALT • Timing: topline results in 2018
Pediatric NAFLD	• NIH funded; sponsored by Emory University • Expected enrollment: 40 patients • Endpoint: ALT; 3 months treatment • Timing: topline results in 1H 2018

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IMM-124E: NASH Phase II Trial

IMM-124E-2001 Interim Analysis – No Safety Issues Reported

NASH Study

- The study has 12 scheduled visits over the study duration of 28 weeks (24 weeks treatment and 4 weeks follow-up.
- The interim analysis was triggered when 80 patients (two thirds of the planned study population) had completed the entire 24-week treatment period and had verified Baseline and week 24 MRI data.
- The purpose of the interim analysis was to determine whether any signals exist regarding; safety of the study treatment and to search for signals of efficacy from primary, secondary and exploratory endpoints.

Patient Populations

- A total of 133 patients have been randomized into the study.
- To be included in the interim analysis patients were required to have attended one post baseline visit.
- The Full Analysis Set population had 122 patients who met this criterion.
- To be included in the Per Protocol population patients had to complete the 24-week treatment period, have valid Baseline and Week 24 MRI values. A total of 69 patients met this criteria.

Results

- Baseline participant characteristics across the 3 treatment groups are similar
- Baseline LPS 1000 – 10,000 times level reported for healthy blood donors
- Primary endpoint, change in HFF from Baseline to Week 24 did not show any treatment signals, in either FAS or PP populations
- There was a trend for serum ALT to decrease throughout 24 weeks.
- Exploratory analysis of changes in ALT values taking into account all time points by calculating area under the curve and correcting for baseline values demonstrated a dose-related effect.

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Phase II: Interim Analysis Report - Improves Liver Function

Box plot for predicted ALT AUC from ANCOVA (FAS population)
Improved Liver Enzymes

2000
0
-2000
-4000
-6000
-8000
Predicted value for ALT AUC
Group 1200mg 600mg Placebo
Predicted value adjusted for Baseline ALT

Analysis showed that the 1200 mg treatment group approached a significant difference to Placebo and that a dose effect became evident with the 600 mg group

The 1200 mg and 600 mg groups were not different from one another (p=0.3589) but each approached significant difference compared to placebo (p=0.0036 and p=0.0075)

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